Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF

2022 ANNUAL GENERAL MEETING

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the year 2022 of the Company (the “AGM”) was held at 9:00 a.m. on Tuesday, 27 June 2023 at the No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC. The AGM was convened by the Board and was chaired and presided over by Mr. Ma Xu Lun, the Chairman of the Company. Save for executive Director Mr. Han Wen Sheng, executive Director Mr. Luo Lai Jun, independent non-executive Director Mr. Guo Wei, supervisor Mr. Lin Xiao Chun and supervisor Mr. Yang Bin who did not attend the AGM due to other business arrangement, other Directors and supervisor of the Company attended the AGM. Some members of the senior management of the Company also attended the AGM. None of the resolutions proposed at the AGM was vetoed or amended.

The total number of shares (the “Shares”) of the Company entitling the holders to attend and vote for or against the resolutions proposed at the AGM was 18,120,905,024 Shares. 87 shareholders of the Company (the “Shareholders”) and authorized proxies holding an aggregate of 12,731,205,784 Shares carrying voting rights, representing approximately 70.26% of the total number of voting Shares of the Company, were present at the AGM.

Number of Shareholders and authorized proxies attending the AGM	87
Of which: number of holders of A shares of the Company (the “A Shareholders”)	85
number of holders of H shares of the Company (the “H Shareholders”)	2
Total number of voting Shares held (Shares)	12,731,205,784
Of which: total number of Shares held by A Shareholders	9,758,048,214
total number of Shares held by H Shareholders	2,973,157,570
Percentage of the total number of voting Shares of the Company (%)	70.26
Of which: percentage of total number of Shares held by A Shareholders (%)	53.85
percentage of total number of Shares held by H Shareholders (%)	16.41

No Shareholder was required to abstain from voting on the resolutions at the AGM pursuant to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). There were no Shareholders who were entitled to attend but were required to abstain from voting in favor of the resolutions at the AGM pursuant to Rule 13.40 of the Listing Rules.

All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: Resolution regarding the Report of the Board of the Directors of the Company for the year 2022

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,756,487,514	99.9840	1,403,100	0.0143	157,600	0.0017
H Shares	2,964,719,568	99.7161	2	0.0000	8,438,000	0.2839

Total	12,721,207,082	99.9214	1,403,102	0.0110	8,595,600	0.0676

2.	Resolution: Resolution regarding the Report of the Supervisory Committee of the Company for the year 2022

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,756,487,614	99.9840	1,401,600	0.0143	159,000	0.0017
H Shares	2,964,719,570	99.7161	0	0.0000	8,438,000	0.2839

Total	12,721,207,184	99.9214	1,401,600	0.0110	8,597,000	0.0676

3.	Resolution: Resolution regarding the full text and extract of Annual Report and the Annual Results Announcement of the Company for the year 2022

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,755,910,257	99.9780	1,971,657	0.0202	166,300	0.0018
H Shares	2,962,917,384	99.6555	1,802,186	0.0606	8,438,000	0.2839

Total	12,718,827,641	99.9027	3,773,843	0.0296	8,604,300	0.0677

4.	Resolution: Resolution regarding the audited consolidated financial statements of the Company for the year 2022

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,755,416,114	99.9730	2,473,000	0.0253	159,100	0.0017
H Shares	2,962,823,009	99.6524	1,896,561	0.0637	8,438,000	0.2839

Total	12,718,239,123	99.8981	4,369,561	0.0343	8,597,100	0.0676

5.	Resolution: Resolution regarding the profit distribution proposal of the Company for the year 2022

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,756,641,314	99.9855	1,405,100	0.0143	1,800	0.0002
H Shares	2,967,079,570	99.7955	0	0.0000	6,078,000	0.2045

Total	12,723,720,884	99.9412	1,405,100	0.0110	6,079,800	0.0478

6.	Resolution: Resolution regarding the appointment of external auditor for the year 2023

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,755,332,496	99.9721	2,713,918	0.0278	1,800	0.0001
H Shares	2,961,996,670	99.6246	5,082,900	0.1709	6,078,000	0.2045

Total	12,717,329,166	99.8910	7,796,818	0.0612	6,079,800	0.0478

Special Resolutions

7.	Resolution: Resolution regarding the authorisation to the board of directors to issue shares under the general mandate

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,627,047,241	98.6575	130,999,273	1.3424	1,700	0.0001
H Shares	2,790,588,215	93.8594	176,491,355	5.9361	6,078,000	0.2045

Total	12,417,635,456	97.5369	307,490,628	2.4152	6,079,700	0.0479

8.	Resolution: Resolution regarding the authorisation to the board of directors to issue the debt financing instruments under the general mandate

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,619,823,756	98.5834	138,222,758	1.4165	1,700	0.0001
H Shares	2,764,786,106	92.9915	198,824,004	6.6873	9,547,460	0.3212

Total	12,384,609,862	97.2775	337,046,762	2.6474	9,549,160	0.0751

Ordinary Resolution

9.	Resolution: Resolution regarding the provision of guarantees by Xiamen Airlines Company Limited to its subsidiaries

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,639,980,289	98.7900	118,066,125	1.2099	1,800	0.0001
H Shares	2,749,008,624	92.4609	214,601,486	7.2179	9,547,460	0.3212

Total	12,388,988,913	97.3119	332,667,611	2.6130	9,549,260	0.0751

More than 50% of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 6 and resolution No. 9 at the AGM. More than 2/3 of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolution No. 7 to No. 8 at the AGM.

According to the requirements of the Listing Rules, KPMG was appointed as the scrutineer in respect of voting at the AGM. (Note)

Lv Hui and Huang Kuangchun, PRC lawyers from Beijing Dentons Law Offices, LLP (Guangzhou), attended the AGM and issued legal opinion stating that the convening, holding and voting procedures of the AGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ General Meetings of a Listed Company and other relevant laws, regulations and normative documents, and the articles of association of the Company, and that the eligibility of the persons who attended or were present at the AGM and the convener are lawful and valid, and that voting results of the AGM and the resolutions passed at the AGM are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board

China Southern Airlines Company Limited

Chen Wei Hua and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 June 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.